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VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Donald Field
Erin Jaskot
Abe Friedman
Joel Parker

Re:	Life Time Group Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 6, 2021
CIK No. 0001869198

Ladies and Gentlemen:

On behalf of our client, Life Time Group Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we are transmitting this letter setting forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 18, 2021 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted by the Company on June 28, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company has submitted Confidential Draft Submission No. 3 (“Confidential Draft Submission No. 3”) to the above captioned Draft Registration Statement on Form S-1 (collectively, the “Registration Statement”), which has been revised to address the Staff’s comments.

The bold and numbered paragraphs below set forth the comments of the Staff from the Comment Letter together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Confidential Draft Submission No. 3. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Confidential Draft Submission No. 3.

August 26, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.

Please revise your prospectus cover page to disclose the percentage of voting power held by the Voting Group following the offering, and state that this group will have the ability to determine all matters requiring approval by stockholders. Please also disclose that you will be a controlled company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Confidential Draft Submission No. 3 accordingly.

Letter From Our Founder, page vii

2.

We note that a substantial portion of the Letter from Our Founder focuses on Life Time Work and Life Time Living. From the disclosure in your prospectus, it appears that both are a minimal part of Life Time’s current operations, and potential investors have no information on the general business and financial performance of either initiative. Please revise the letter so that it presents a balanced picture of Life Time’s current business and the emphasis is on current Life Time operations. Please also remove the statement that Life Time Living will help real estate investors achieve significant rates of return from enhanced rents and faster lease-ups, as such statement is speculative given the current status of Life Time Living and it is unclear why the Letter is referencing real estate investors as opposed to investors in the offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page vii of Confidential Draft Submission No. 3 accordingly.

Who We Are, page 1

3.	Please revise the first paragraph to balance the revenue discussion with a discussion of your net income and losses for the referenced periods.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 60 and 89 of Confidential Draft Submission No. 3 accordingly.

Our Transformation Under Private Ownership Since 2015, page 3

4.

We note your revisions in response to our prior comment 2. Please revise to disclose your approximate ongoing debt service obligation so that investors may understand the portion of your cash flows that will be dedicated to debt service and not available for working capital, capital expenditures, or other corporate purposes. Please make similar revisions in your risk factor on page 34.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 33 and 91 of Confidential Draft Submission No. 3 accordingly.

August 26, 2021

Financial Performance, page 4

5.

Where you indicate that center memberships have rebounded from 501,000 at the end of 2020 to 658,000 as of June 30, 2021, please indicate the percentage of the increase that is due to members converting Digital On-hold memberships to Center memberships.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 5 and 92, and 93 and of Confidential Draft Submission No. 3 accordingly.

Impact of COVID-19 on Our Financial Performance, page 5

6.

We note your revised disclosure in response to our prior comments 4 and 10, and your statement that memberships have returned to a more normalized level as you have seen Digital On-Hold memberships convert back to Center memberships. However, we note that total memberships as of June 2021 is 20% lower than your total memberships as of the first quarter of 2020, which suggests a significant number of cancellations. Please revise to disclose the cancellation rate following Q12021 and the current cancellation rate, as well as how this compares to historical cancellation rates. Please also tell us why you believe that the current memberships are at a “normalized” level.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 93 of Confidential Draft Submission No. 3 accordingly.

Summary Historical Consolidated Financial Information Adjusted EBITDA Reconciliation, page 21

7.

We note your response to comment 8, and reissue in part. We continue to believe your “Pre-opening expenses” are reflective of normal, recurring, cash operating expenses as part the operations of your business. Additionally, we further believe that excluding “Non-Cash rent expense” results in an individually tailored recognition and measurement method. Please revise to remove these adjustments from your measures, pursuant to Questions 100.01 and 100.04 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, while the Company continues to believe that the exclusion of non-cash rent expense from the calculation of Adjusted EBITDA is beneficial to investors’ understanding of the Company’s business and results of operations, the Company has revised its disclosure throughout Confidential Draft Submission No. 3 in order to remove the addback for non-cash rent expense from its presentation of Adjusted EBITDA.

The Company acknowledges the Staff’s comment and feedback regarding the inclusion of “pre-opening expenses” in Adjusted EBITDA, has reviewed the Staff’s guidance in the referenced Compliance and Disclosure Interpretations and respectfully submits that it continues to believe that the exclusion of “pre-opening expenses” from the calculation of Adjusted EBITDA is appropriate and is beneficial to investors’ understanding of the Company’s business and results of operations.

Although the Company acknowledges the Staff’s comment that it believes “pre-opening expenses” represent “normal, recurring, cash operating expenses” that are “part of the operations of the Company’s business”, the Company respectfully disagrees that these expenses are “normal” and

August 26, 2021

“recurring” period-over-period or that they are part of how the Company measures the performance of the operations of its business. As a result, the Company believes that the exclusion of such expenses from Adjusted EBITDA is appropriate and meaningful to investors.

In particular, the Company notes that it is not a retailer with hundreds to thousands of locations that is continually opening a high number of new locations. The Company’s business is not to open one location after another. As detailed on pages 113 and 114 of Confidential Draft Submission No. 3, the Company is selective in identifying and developing new and unique site locations, the pre-opening expenses of which vary from site to site and are subject to numerous factors outside of its control. As a result, the Company does not believe that its pre-opening expenses are considered to be a part of its “normal” business.

The Company respectfully notes to the Staff that it believes that numerous companies with similar business models, including a direct competitor, also exclude pre-opening expenses from their presentation of Adjusted EBITDA, likely for similar reasons. As a result, the Company believes that its Adjusted EBITDA presentation allows investors and analysts to better compare the Company’s performance relative to its peers, which include: a fitness company with over 2,000 locations (compared to the Company’s 154 current locations), an entertainment venue company with approximately 150 locations, a big box retailer with nearly 100 locations and a retailer with over 200 locations.

In addition, the Company’s pre-opening expenses vary widely from period-to-period and from location-to-location as a result of a number of factors, including the number of new centers that are under construction or development during the relevant period (if any), whether the new centers are owned or leased, the level of any tenant allowances with respect to any leased centers and the type of centers being opened. It is not uncommon for pre-opening expenses attributable to certain of our centers to vary by more than 200% relative to other centers, and such expenses can vary by as much as $2 million per location.

Given the wide fluctuations of pre-opening expenses in any given period (at times, such expenses have fluctuated over 600% quarter-over-quarter and more than 100% year-over-year) and the fact that such expenses are not recurring with consistency on a comparative period basis, the Company believes that excluding pre-opening expenses from Adjusted EBITDA allows investors to evaluate the performance of the Company’s business – which is the Company’s operation of its centers on an ongoing basis, not the Company’s costs associated with opening a varying and limited number (and nature) of centers that happened to have been under construction or in development in a given period.

Additionally, excluding pre-opening expenses from Adjusted EBITDA is consistent with how the Company’s management assesses the performance of its business. The Company not only excludes pre-opening expenses when reviewing the performance of a particular center, but also when evaluating the business as a whole. The Company excludes pre-opening expenses because management believes they are not indicative of the performance of the underlying business either during the applicable period or period-over-period and because of the fluctuations described above.

Finally, the Company has revised its disclosure on pages 21, 22 and 68 of Confidential Draft Submission No. 3 to further explain to investors why the Company believes excluding pre-opening expenses is appropriate in the presentation of Adjusted EBITDA.

August 26, 2021

Adjusted EBITDAR Reconciliation, page 23

8.

We note your response to comment 9, and reissue in part. We continue to believe “Total rent expense” is reflective of normal, recurring, cash operating expenses that are necessary to operate your business. Please revise to remove this adjustment from your measure, pursuant to Question 100.01 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout Confidential Draft Submission No. 3 in order to remove its presentation of Adjusted EBITDAR.

Capitalization, page 57

9.	We note your response to comment 23. Please provide a pro forma adjustment for the amount of stock compensation that will be recognized upon completion of this offering in your capitalization table.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Confidential Draft Submission No. 3 accordingly.

Management, page 122

10.

We note that the company and certain stockholders are party to a Stockholders Agreement which includes certain provisions regarding the election of directors. Please revise this section to clarify if there are any arrangements or understandings between any director and any other person or persons pursuant to which such director was or is to be selected as a director or director nominee. Refer to Item 401(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 124 and 125 of Confidential Draft Submission No. 3 accordingly.

*        *        *

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely, /s/ Jason M. Licht

Jason M. Licht of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

August 26, 2021

Bahram Akradi, Chief Executive Officer, Life Time Group Holdings, Inc.

Thomas E. Bergmann, Chief Financial Officer, Life Time Group Holdings, Inc.

Erik Lindseth, General Counsel, Life Time Group Holdings, Inc.

Howard Sobel, Latham & Watkins LLP